As filed with the Securities and Exchange Commission on May 4, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO
SCHEDULE TO
(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE SHAW GROUP INC.

(Name of Subject Company (Issuer))

THE SHAW GROUP INC.

(Name of Filing Person (Issuer))

LIQUID YIELD OPTION™ NOTES DUE 2021 (ZERO COUPON — SENIOR)

(Title of Class of Securities)

820280AC9

(CUSIP Numbers of Class of Securities)

Copy to:
Gary P. Graphia Secretary and General Counsel The Shaw Group Inc. 4171 Essen Lane Baton Rouge, LA 70809 (225) 932-2500	David P. Oelman Vinson & Elkins L.L.P. 2300 First City Tower 1001 Fannin Houston, TX 77002-6760 (713) 758-2222

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$58,106,166.39	$7,362.05

*	Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, based upon the maximum amount of cash that might be paid for the Liquid Yield Option™ Notes due 2021 (Zero Coupon — Senior).
**	The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Act of 1934, as amended, equals $126.70 per $1,000,000 of the value of securities proposed to be purchased.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Form or Registration No.: Filing Party: Date Filed:	$7,362.05 005-43969 The Shaw Group Inc. April 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
SIGNATURE
INDEX TO EXHIBITS
Press Release dated May 3, 2004
Press Release dated May 4, 2004

INTRODUCTORY STATEMENT

     The Shaw Group Inc., a Louisiana corporation (“Shaw”), hereby amends the Tender Offer Statement on Schedule TO (“Schedule TO”) originally filed on April 2, 2004, as amended by Amendment No. 1 to the Schedule TO filed on April 16, 2004 (“Amendment No. 1”) and Amendment No. 2 to the Schedule TO filed on April 26, 2004 (“Amendment No. 2”) with respect to the offer by Shaw to purchase for cash any or all of its outstanding Liquid Yield Option™ Notes due 2021 (Zero Coupon — Senior) issued on May 1, 2001 (the “LYONs”) at a purchase price of $683.61 per $1,000 principal amount at maturity, without interest. The information in this Amendment No. 3 to the Schedule TO (“Amendment No. 3”) is intended to amend and supplement, but does not restate or replace, the information contained in the Schedule TO originally filed by Shaw on April 2, 2004, Amendment No. 1 filed by Shaw on April 16, 2004 or Amendment No. 2 filed by Shaw on April 26, 2004 (including the exhibits thereto), except as specifically stated in this Amendment No. 3. Accordingly, you are encouraged to read the information contained in this Amendment No. 3 in conjunction with the information contained in the Schedule TO originally filed by Shaw on April 2, 2004, Amendment No. 1 filed by Shaw on April 16, 2004 and Amendment No. 2 filed on April 26, 2004.

     Shaw’s offer for the LYONs is being made on the terms and subject to the conditions set forth in the Offer to Purchase and Company Notice dated April 2, 2004, as amended by (i) Amendment No. 1, (ii) Amendment No. 2 and (iii) this Amendment No. 3 (the “Offer to Purchase”), and the Letter of Transmittal and Purchase Notice (the “Letter of Transmittal,” which as amended or supplemented from time to time, together with the Offer to Purchase, constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal were filed with the Schedule TO on April 2, 2004 as Exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer expired at 5:00 p.m., Eastern time, on Friday, April 30, 2004. The Schedule TO, Amendment No. 1, Amendment No. 2 and this Amendment No. 3 are intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

     Capitalized terms used in this amendment and not otherwise defined herein have the meanings given to them in the Offer to Purchase and the Schedule TO.

     The terms “Liquid Yield Option” and “LYONs” are trademarks of Merrill Lynch & Co., Inc.

Item 4. Terms of the Transaction

     Item 4(a) of the Schedule TO is hereby amended and supplemented to add the following sentences:

     The Offer expired at 5:00 p.m., Eastern time, on April 30, 2004. $83,744,000 aggregate principal amount at maturity of LYONs were validly tendered and not withdrawn prior to the expiration of the Offer. Shaw accepted for payment all of the LYONs that were validly tendered and not withdrawn. The purchase price for the LYONs was $683.61 per $1,000 principal amount at maturity.

     On April 22, 2004, Shaw paid the Depositary the aggregate purchase price of $57,248,235.84.

     Shaw issued press releases on May 3, 2004 and May 4, 2004 announcing the results of the Offer, copies of which are attached as exhibits to this Amendment No. 3.

     Item 4(b) of the Schedule TO is hereby amended and restated in its entirety as follows:

      Mr. Dirk J. Wild, a Senior Vice President and Chief Financial Officer of Shaw's ECM Division, owned 10 LYONs and tendered each of them in the Offer.

Item 12. Exhibits

     Item 12 is hereby amended and supplemented to add Exhibits (a)(5)(E) and (a)(5)(F) as follows:

     (a)(5)(B) Press release dated May 3, 2004.

     (a)(5)(C) Press release dated May 4, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE SHAW GROUP INC.

By:	/s/ Gary P. Graphia
	Name:	Gary P. Graphia
	Title:	Secretary and General Counsel Dated: May 4, 2004

INDEX TO EXHIBITS

*(a)(1)(A)	Offer to Purchase and Company Notice, dated April 2, 2004.

*(a)(1)(B)	Letter of Transmittal and Purchase Notice, including taxpayer I.D. guidelines (appears as Exhibit A to the Offer to Purchase and Company Notice).

*(a)(5)(A)	Transmittal Notice dated April 2, 2004.

(a)(5)(B)	Press release dated May 3, 2004.

(a)(5)(C)	Press release dated May 4, 2004.

(b)(1)	Third Amended and Restated Credit Agreement dated March 17, 2003, by and among the Company, as borrower; Credit Lyonnais New York Branch, as a lender, swing line lender, an issuer and agent; Credit Lyonnais Securities, as joint arranger and sole book runner; Credit Suisse First Boston, as joint arranger; Harris Trust and Savings Bank and BNP Paribas, as co-syndication agents; U.S. Bank National Association, as documentation agent; and the other lenders signatory thereto (incorporated by reference to the designated Exhibit to the Company’s Current Report on Form 8-K filed on March 19, 2003).

(b)(2)	Amendment No. 1 to Third Amended and Restated Credit Agreement dated as of May 16, 2003 (incorporated by reference to the designated Exhibit to the Company’s annual report on Form 10-K for the fiscal year ended August 31, 2003, as amended).

(b)(3)	Amendment No. 2 to Third Amended and Restated Credit Agreement dated October 17, 2003 (incorporated by reference to the designated Exhibit to the Company’s annual report on Form 10-K for the fiscal year ended August 31, 2003, as amended).

(b)(4)	Amendment No. 3 to Third Amended and Restated Credit Agreement dated January 30, 2004 (incorporated by reference to the designated Exhibit to the Company’s quarterly report on Form 10-Q for the period ended February 29, 2004).

(c)	Not required.

(d)	Indenture, dated as of May 1, 2001, by and between The Shaw Group Inc. and The Bank of New York (as successor to United States Trust Company of New York), as trustee, relating to the LYONs, including Form of Certificated Security for Liquid Yield Option Notes, is hereby incorporated by reference to Shaw’s current report on Form 8-K (File No. 001-12227) filed with the Securities and Exchange Commission on May 11, 2001.

(e)	Not required.

(g)	None.

(h)	None.

*	Previously filed